ABAKAN INC.

2665 S. Bayshore Drive, Suite 450

Miami, Florida 33133

December 27, 2011

Dietrich A. King

Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:      Abakan Inc.

Amendment 2 to Current Report on Form 8-K

Filed November 14, 2011

Amendment 1 to Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2011

Filed November 14, 2011

Amendment 1 to Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2011

Filed November 14, 2011

Current Report on Form 8-K

Filed March 25, 2011

File No. 0-52784

Dear Mr. King:

Thank you for your comments dated November 28, 2011 to Abakan Inc.’s submissions on Form 8-K/A-2, Form 10-K/A, and Form 10-Q/A each of which was filed on November 14, 2011 and on Form 8-K filed on March 25, 2011.

We have electronically filed an amended copy of our annual report on Form 10-K/A-2 for the year ended May 31, 2011 to include a revised auditor’s report and certain material agreements. In addition we have included a redlined copy of the filing as part of this correspondence for your reference.

Please direct copies of all responses and any additional comments to us at the following address:

Robert H. Miller

            Chief Executive Officer

            Abakan Inc.

            2665 S. Bayshore Drive, Suite 450

            Miami, Florida 33133

            Telephone: (786) 206-5368

            Facsimile: (786) 347-7706

The following are our detailed responses to your comments.

Form 8-K Filed March 25, 2011

Item 1.01 – Entry into Definitive Agreement, page 2

1.                  We note your response to comment 15 from our letter dated October 17, 2011 and request that you provide the previously requested information as soon as practicable.

Response:

            Thank you for your comment. We do intend to provide the previously requested information as soon as is practicable.

Form 10-K/A for the Year Ended May 31, 2011

Report of Independent Registered Public Accounting Firm, page F-2

2.                  We note your response to comment 19 from our letter dated October 17, 2011 and do not see where the requested revision has been made. Your current auditor refers to a predecessor auditor that audited your financial statements for the period from June 27, 2006 (inception) through May 31, 2010. While this reference to a predecessor auditor that audited a portion of the cumulative data is permitted, your current auditor’s report must still render an opinion on the entire period from June 27, 2006 (inception) through May 31, 2011. The opinion paragraph makes no reference to this period. Please make arrangements with your auditors to have them revise their report. Please file it in an amended Form 10-K.

Response:

            We have obtained a revised audit report from our independent registered public accounting firm   and included same in our amended Form 10-K/A-2.

Note 7 – Investment in non-controlling interest, page F-19

3.                  We note your response to comment 21 from our letter dated October 17, 2011. Since MesoCoat was a material equity method investment as of May 31, 2011, please include audited financial statements for MesoCoat for the year ended May 31, 2011 in your next Form 10-K as well as audited financial statements for Powdermet for each period presented.

Response:

            We will include audited financial statements for both MesoCoat and Powdermet as appropriate in our next Form 10-K for the period ended May 31, 2012.

Form 10-Q/A for the Period Ended August 3, 2011

Statements of Operations, page 6

4.                  The line item titled net profit (loss) appears to actually represent net profit (loss) attributable to Abakan. In addition, the loss before provision of income taxes line item appears to actually represent loss attributable to Abakan before income taxes. If true, please revise the titles used for these line items in future filings. In addition, it does not appear that any of the line items presented actually represent net      income (loss). Please ensure that you include a net income (loss)  line item in future filings. Please ensure that your statements of cash flows are also revised to begin with net income (loss) rather than net profit (loss) attributable to Abakan. Finally, please present comprehensive income (loss), comprehensive income (loss) attributable to non-controlling interest and comprehensive income (loss) attributable to Abakan in your future filings. Please show us what your revisions will look like.

Response:

            We will prepare our future filings to ensure that the comments produced hereto are addressed in our presentations follow the following format or as is appropriate in the given period:

ABAKAN INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
				Cumulative
				amounts from
				development stage
				activities
	For the three months ended			June 27, 2006
	August 31,			(Inception) to
	2011	2010		August 31, 2011
Revenues
Commercial	$6,177	$-		$6,177
Contract and grants	298,114	-		298,114
Other income	44,097	-		45,693
	348,388	-		349,984
Cost of Revenues	303,332	-		303,332
Gross income	45,056	-		46,652
Expenses
General and administrative
General and administrative	106,205	29,458		376,171
Professional fees	74,761	58,891		397,819
Professional fees - related parties	15,000	15,000		120,000
Consulting	225,372	105,045		1,001,218
Consulting - related parties	76,577	116,600		1,009,977
Payroll and benefits expense	137,607	24,557		394,476
Depreciation and amortization	82,059	1,378		111,285
Impairment of asset	-	-		180,000
Stock expense on note conversion	-	-		337,660
Stock options expense	338,517	169,024		1,616,269
Total expenses	1,056,098	519,953		5,544,875
Loss from operations	(1,011,042)	(519,953)		(5,498,223)
Other (expense) income
Interest expense:
Interest - loans	(35,580)	(4,006)		(88,208)
Interest - related parties	-	-		(5,442)
Liquidated damages	-	-		(250,000)
Amortization of discount on debt	(123,535)	-		(261,025)
Total interest expense	(159,115)	(4,006)		(604,675)
Interest income	147	861		4,276
Loss on debt settlement	-	-		(5,257)
Gain on debt settlement	-	-		200,709
Unrealized gain on MesoCoat acquisition	1,764,345	-		1,764,345
Equity in Powdermet income	46,049	-		117,705
Equity in MesoCoat loss	(44,408)	(122,015)		(586,020)
Total Other (expense) income	1,607,018	(125,160)		891,083
Net income (loss) before noncontrolling interest	595,977	(645,113)		(4,607,139)
Noncontrolling interest in MesoCoat Loss	53,892	-		53,892
Net income/ (loss) attributable to Abakan Inc.	649,868	(645,113)		(4,553,248)
Provision for income taxes	-	-		-

Net income/ (loss)	$649,868	$(645,113)		$(4,553,248)
Net income/ (loss) per share - basic $	$ 0.01	$(0.01)
Net income/ (loss) per share - diluted $	$ 0.01	$(0.01)	$
Weighted average number of common
shares outstanding - basic	59,330,468	55,115,000
Weighted average number of common
shares outstanding - diluted	67,485,701	55,115,000

ABAKAN INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
			Cumulative
			amounts from
			development stage
			activities
	For the three months ended		June 27, 2006
	August 31,		(Inception) to
	2011	2010	August 31, 2011
CASH FLOWS FROM DEVELOPMENT STAGE ACTIVITIES
Net income/ (loss) from development stage activities	$595,977	$(645,113)	$(4,607,139)
Adjustments to reconcile net income/ (loss) to net
cash provided by (used in) development stage activities:
Depreciation and amortization	82,059	1,378	111,285
Amortization of discount on debt	123,535	-	261,025
Amortization of deferred financing fees	292	-	292
Stock options expense	338,517	169,024	1,616,269
Stock expense from note conversion	-	-	337,660
Stock issued for services	76,000	-	597,401
Equity in investee loss	44,408	122,015	514,365
Equity in investee income	(46,049)	-	(46,049)
Unrealized gain on MesoCoat acquisition	(1,764,345)	-	(1,764,345)
Changes in operating assets and liabilities:
Accounts receivable	44,839	-	44,839
Notes receivable - related parties	-	4,000	(4,500)
Prepaid expenses	10,023	12,098	(20,330)
Prepaid expenses - related parties	1,485	-	14,152
Accounts payable	45,793	15,692	386,279
Accounts payable - related parties	37,554	30,917	199,499
Accrued interest - related parties	-	-	2,664
Accrued interest - loans payable	35,525	4,006	89,968
Accrued liabilities	39,865	-	112,293
Waste to Energy Group Inc.	-	-	180,000
Total adjustments	(930,500)	359,130	2,632,766
NET CASH PROVIDED BY/ (USED IN) DEVELOPMENT STAGE ACTIVITIES	(334,524)	(285,983)	(1,974,374)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant, equipment and website	(288,993)	(917)	(322,849)
MesoCoat - minority interest, net of cash assumed in business combination	307,650	-	(3,142,380)
Powdermet - minority interest	-	-	(1,650,000)
Capitalized patents and licenses	(2,195)	-	(102,195)
Waste to Energy Group Inc.	-	-	(180,000)
NET CASH USED IN INVESTING ACTIVITIES	16,462	(917)	(5,397,424)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	245,465	-	4,421,606
Proceeds from loans payable	846,665	460,769	3,618,467
Proceeds from loans payable - related parties	-	-	79,680
Payments on loans payable - related parties	-	-	21,063
Repayments of capital leases	(3,387)	-	(3,387)
Proceeds from capital contributed	-	-	5,050
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,088,744	460,769	8,142,480
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	770,682	173,869	770,682
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	40,564	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$770,682	$214,433	$770,682

Note 10- Earnings- Per- Share Calculation, page 23

5.                  We note your response to comment 24 from our letter dated October 17, 2011. In future filings, please also disclose separately by type of security the number of shares excluded in each period presented from the computation of diluted EPS because their inclusion would be anti-dilutive. Similarly, revise your future Forms 10-K.

Response:

            We will prepare our future filings, including our future Forms 10-K, to disclose separately by type of security the number of shares excluded in each period presented from the computation of diluted EPS.

In connection with Abakan’s response to these comments, we confirm the following:

•         Abakan is responsible for the adequacy and accuracy of the disclosure in its filing;

•         staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         Abakan may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding Abakan’s filing please contact us.

/s/ Robert H. Miller

Robert H. Miller

Chief Executive Officer

Attachment

Form 10-K/A -2 May 31, 2011 - redline